UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 1260, 999 West Hastings Street, Vancouver, B.C. Canada V6C 2W2

(Address of principal executive office)

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐     No ☒

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For Immediate Release: NR 07-13

ESCONDIDA VEIN DRILLING YIELDS BONANZA GRADES AT CERRO MORO

Vancouver, BC, May 8, 2007 – Exeter Resource Corporation (AMEX:XRA, TSX-V:XRC, Frankfurt:EXB) (“Exeter” or the “Company”) reports that ongoing drilling on the Escondida Vein, at its Cerro Moro epithermal gold-silver project, in Santa Cruz Province, Argentina, has intersected high-grade gold/silver zones.

Assay results have now been received for four new drill holes at Escondida, totaling 437 metres. Highlights of mineralized intersections include:

-	3.7 metres (“m”) grading 94.9 grams per tonne (“g/t”) gold and 211 g/t silver, a gold equivalent grade* of 98.4 g/t, (12.1 feet at a grade of 2.77 oz./ton gold and 6.1 oz./ton silver), including

1.59 m grading 220.1 g/t gold and 427 g/t silver for a gold equivalent grade of 227.2 g/t, in hole MD082;

-	2.0 m grading 16.3 g/t gold and 178 g/t silver for a gold equivalent grade of 19.3 g/t, (6.6 feet at a grade of 0.47 oz./ton gold and 5.2 oz./ton silver) and

1.0 m grading 39.7 g/t gold and 1,590 g/t silver for a gold equivalent grade of 66.2 g/t, (3.3 feet at a grade of 1.16 oz./ton gold and 46.4 oz./ton silver) in hole MRC084.

Exeter’s Chief Geologist, Glen Van Kerkvoort, commented: “The Escondida-type mineralization with a high sulphide content is remarkable, given the bonanza level grades in some of our drill holes. We are now also assaying for base metals, as based on the quantity of sphalerite the zinc content alone in several drill core intersections could be economically significant.”

“The epithermal system at Cerro Moro is large, extending over some 50 square kilometres, with widespread evidence of high-level epithermal mineralization in the north of the property. The Escondida-type mineralization in the southern area, is controlled by dilational or ‘pull apart’ structures that have acted as conduits for the emplacement of the high grade sulphidic gold-silver mineralization. We are confident that our new exploration model will generate many significant drill targets.”

Drilling is continuing at Escondida, using a universal drill rig capable of both diamond and reverse circulation drilling. In addition to the four holes reported above, another 14 holes have been completed at Escondida, for an additional 1,003 m. A number of these holes have intersected mineralization comprising electrum, pyrargyrite, galena, sphalerite and pyrite. Abundant adularia is also noted.

Table 1: Other significant results from the new drilling at Escondida

Drill Hole	From	To	Width	Gold	Silver	Gold Equivalent
	(m)	(m)	(m)	(g/t)	(g/t)	(g/t) *
MD082	14.00	15.00	1.00	1.6	176	4.6
	80.00	81.00	1.00	0.8	119	2.8
	131.30	135.00	3.70	94.9	211	98.4
including	131.30	132.89	1.59	220.1	427	227.2
MD083	99.00	100.00	1.00	0.6	119	2.5
MRC084	22.00	30.00	8.00	9.2	277	13.8
including	22.00	24.00	2.00	16.3	178	19.3
and	29.00	30.00	1.00	39.7	1,590	66.2
MD085	62.00	63.27	1.27	3.6	52	4.4
	62.33	62.85	0.52	6.7	79	8.0

*	Gold equivalent grade for silver in this news release is calculated by dividing the silver assay by 60 and assumes 100% recovery of gold and silver.

The Escondida Vein can be traced over a strike length of 900 metres at surface, with the western segment offset by a northerly-trending fault. The new drill intersections, combined with earlier results, now define a continuous gold-silver zone in the central portion of the vein that extends along strike for 200 m and to a vertical depth of 100 m. The results of drill holes that have tested below mineralized trenches, both west and east of the central zone are awaited.

For a detailed map showing locations, please click here.

Potential for More Escondida-Type Veins at Cerro Moro

On the basis of drilling alone, there are at least three sulphide-rich mineralized veins at Cerro Moro: the Escondida Vein, the Esperanza Vein and the Carla Vein. Recent drilling at Carla, where high-grade, near-surface mineralization was reported in August 2006, suggests a fault displacement of that mineralization.

Because of the high sulphide content of the Escondida Vein, mineralization is generally strongly weathered and relatively subdued in outcrop. This is in contrast to many of the prominently-outcropping, but lower-grade veins in the north of the project area.

Exeter is using three different types of surveys to locate new drill targets in areas of poor outcrop. Most notably, detailed ground magnetic survey data is defining a number of north-westerly aligned “structural corridors”. Within these corridors many potentially mineralized structures are evident, several coincident with known mineralization.

In addition, to further define targets, induced polarization/resistivity (geophysical) and lag (geochemical) surveys are underway over the prospective corridors. Both techniques appear to be capable of discriminating sulphide-rich targets within the larger scale structures. Follow-up to the geophysical and geochemical surveys will consist of conventional trenching and drilling.

Exploration at Cerro Moro is proceeding rapidly, with eight geologists, induced polarization and ground magnetic geophysical surveying teams, and a drilling crew working on the property.

Quality Control and Assurance

Widths of assayed mineralization presented in this news release are drill intersection widths and may not represent the true widths of mineralization. Gold and silver assay results are preliminary and have been calculated using a 0.5 g/t gold equivalent cut-off grade, with no cutting of high grades.

All reverse circulation drill samples are collected using a cyclone in one metre intervals; with the majority then composited into three metre samples. All diamond drill core samples are spilt on regular metre intervals or on geological contacts and represent sawn half HQ-size core. Samples were prepared at the ALS Chemex preparation facility in Mendoza and assayed by fire assay (50 gram charge) at the ALS Chemex laboratory in Chile, both ISO-9001:2000 certified laboratories.

Check assaying of all samples assaying greater than 1.0 g/t gold will be completed by ALS Chemex. Standard and blank samples are used throughout the sample sequence as checks for the diamond drilling reported in this release. Standard, blank and duplicate samples are used throughout the sample sequence as checks for the reverse circulation drilling.

Glen Van Kerkvoort, Exeter’s Chief Geologist and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter is a Canadian mineral exploration company focused on the discovery and development of epithermal gold-silver properties in South America.

The Don Sixto Project in Argentina is rapidly advancing towards a decision on mine development options. New, independently-determined resource estimates are scheduled for release later this month, ahead of a Development Options Study, to establish the parameters necessary for feasibility and environmental studies.

In the prospective Patagonia region of Argentina, Exeter has 12 gold and silver properties that constitute a strategic agreement with Cerro Vanguardia S.A., an AngloGold Ashanti subsidiary. The Cerro Moro property is the most advanced project, to date, with drilling scheduled to continue throughout this year.

In Chile, the Caspiche gold-silver discovery is the principal property of a strategic agreement with Minera Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. Drilling to follow-up on the successful January 2007 drilling program was completed recently. Assay results are awaited.

In Southern Chile, Exeter is prospecting 48 gold, silver and copper targets under a strategic agreement with Rio Tinto Mining and Exploration Limited.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C2W2 exeter@exeterresource.com

Safe Harbour Statement - This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995, including those referring to the timing of a new resources estimate for the Don Sixto Project and the results of exploration on the Cerro Moro and Caspiche gold properties. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date May 08, 2007

By:	/s/ Paul C. MacNeill

Paul C. MacNeill

Director